Joseph R. Massaro
Vice Chairman, Business Operations and Chief Financial Officer

May 13, 2024

VIA EDGAR

Eiko Yaoita Pyles
Andrew Blume
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:       Aptiv PLC
Form 10-K for the Year Ended December 31, 2023
Filed February 6, 2024
Form 8-K Furnished January 31, 2024
File No. 001-35346

Dear Staff:

This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) on the above-referenced filings of Aptiv PLC (“Aptiv” or the “Company”) made in your letter dated May 1, 2024. Set forth below are the Staff’s comments in italics, followed in each case by the response of the Company.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Adjusted Operating Income by Segment, page 46

1.Although we note that “Adjusted Operating Income” at the segment level represents a required ASC 280 measure, please note that the measure on a total combined basis represents a non-GAAP measure. See Question 104.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures (“Non-GAAP C&DI’s”). Accordingly, if you continue to present such measure outside of your consolidated financial statements, please label it as a non-GAAP financial measure and ensure that your presentation and disclosures fully comply with non-GAAP rules, including Item 10(e) of Regulation S-K and the Non-GAAP C&DI’s.

The Company acknowledges the Staff’s comment. We will revise our future filings to clearly label Adjusted Operating Income on a total basis as a non-GAAP financial measure if we continue to present it outside of our
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consolidated financial statements, and will ensure any such presentation of the measure complies with Item 10(e) of Regulation S-K and the non-GAAP C&DI’s.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies, Revenue Recognition, page 71

2. Please address the following comments related to your revenue recognition policies and disclosures:

•Tell us and revise your disclosures to clarify the specific nature of your performance obligations and to provide information about the methods, inputs, and assumptions used to determine transaction price, including estimating variable consideration and assessing whether an estimate of variable consideration is constrained, and, if applicable, the methods used to allocate transaction price to your performance obligations. See ASC 606-10-50-12, -50-17, and -50-20.

We respectfully advise the Staff that Aptiv’s performance obligations are discussed in greater detail in Note 24. Revenue in our Form 10-K for the year ended December 31, 2023, including disclosure of the nature of the Company’s goods and services provided in accordance with the requirements of ASC 606-10-50-12. For convenience, we have excerpted below relevant disclosures related to our performance obligations from Note 24. Revenue within our financial statements for the year ended December 31, 2023:

Nature of Goods and Services
The principal activity from which the Company generates its revenue is the manufacturing of production parts for OEM customers. Aptiv recognizes revenue for production parts at a point in time, rather than over time, as the performance obligation is satisfied when customers obtain control of the product upon title transfer and not as the product is manufactured or developed.

Although production parts are highly customized with no alternative use, Aptiv does not have an enforceable right to payment as customers have the right to cancel a product program without a notification period. The amount of revenue recognized is based on the purchase order price and adjusted for revenue allocated to variable consideration (i.e., estimated rebates and price discounts), as applicable. Customers typically pay for production parts based on customary business practices with payment terms averaging 60 days.

The Company also generates revenue from the sale of software licenses, post delivery support and maintenance and professional software services, primarily from Wind River, which the Company acquired in December 2022. Refer to Note 20. Acquisitions and Divestitures for further information on this acquisition. The Company generally recognizes revenue for software licenses and professional software services at a point in time upon delivery or when the services are provided. Revenue from post delivery support and maintenance for software contracts is generally recognized over time on a ratable basis over the contract term. Under certain of these arrangements, timing may differ between revenue recognition and billing.

Remaining Performance Obligations
For production parts, customer contracts generally are represented by a combination of a current purchase order and a current production schedule issued by the customer. There are no contracts for production parts outstanding beyond one year. Aptiv does not enter into fixed long-term supply agreements.

As permitted, Aptiv does not disclose information about remaining performance obligations that have original expected durations of one year or less for production parts.

Customer contracts for sales of software and related services are generally represented by a sales contract or purchase order with contract durations typically ranging from one to three years. Remaining performance obligations include contract liabilities and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to the remaining performance obligation is based on the standalone selling price. The value of the transaction price allocated to remaining performance obligations under software and related service contracts as of December 31, 2023 was approximately $217 million. The Company expects to recognize approximately 55% of remaining performance obligations as revenue in the next twelve months, and the remainder thereafter.

With regard to the determination of transaction price, including any variable consideration, the Company determines the transaction price as the amount of consideration to which Aptiv is expected to be entitled to in exchange for transferring promised goods and services to a customer. The consideration may include fixed amounts, variable amounts, or both. Fixed amounts are determined per the contract and/or customer purchase order. Variable consideration, including rebates and price reductions, is determined based on the specific terms and conditions of the agreement with the customer.

In most instances, there is no estimate required to determine the amount of consideration, as all information required is known at the time revenue is recorded. As also described in our below response to the subsequent Staff comment, in limited instances not all inputs and/or assumptions are available at the time revenue is recorded, and in such cases the Company records revenue based on the most likely amount in accordance with ASC 606-10-32-8(b), with any variable consideration to be adjusted, if necessary, when final information becomes available. Inputs and/or assumptions vary depending on the type of variable consideration present in the contract, with the most common inputs including the quantity of products sold by the Company and any contracted or offered per-part discount amounts, volume discount amounts or contractual rebate amounts. As described in our response to the following Staff comment, Aptiv also assesses the likelihood that the estimated variable consideration will be reversed in accordance with ASC 606-10-32-11. Based on Aptiv’s historical experience with each customer, our estimates of price reductions are generally in-line with the ultimate negotiated amount. Consequently, the variable consideration is not constrained.

With regard to the allocation of transaction price, as described in Note 24. Revenue, the Company generates most of its revenue from the sale of production parts to Original Equipment Manufacturer (“OEM”) customers. The Company’s contracts for the sale of these production parts do not contain multiple performance obligations and as such, there is no allocation of transaction price to be made. For the year ended December 31, 2023 approximately 98% of the Company’s revenue was generated from the sale of such production parts.

Also as described in Note 24. Revenue, the Company generates revenues from the sale of software licenses, and in certain cases post-delivery support and maintenance and professional software services, primarily from our acquisition of Wind River Systems, Inc. in December 2022. Revenue recognized from sales of these items in total represented approximately 2% of the Company’s revenue for the year ended December 31, 2023.

In certain cases, the Company’s software license contracts include multiple performance obligations, for which the Company allocates the transaction price to each distinct performance obligation and recognizes revenue when, or as, each performance obligation is satisfied. The Company allocates the contract’s transaction price to each performance obligation based on the relative standalone selling price. The Company’s standalone selling prices are generally determined using observable inputs, such as prices of standalone sales and historical contract pricing.

The Company will expand its disclosures in future filings to more clearly describe the specific nature of our performance obligations and to provide additional information as described above. Set forth below is the Company’s proposed revised disclosure based on the prior disclosure included in Note 2. Significant

Accounting Policies of the Form 10-K for the year ended December 31, 2023, with the proposed additional disclosure underlined:

Revenue recognition—Revenue is measured based on consideration specified in a contract with a customer. Customer contracts for production parts generally are represented by a combination of a current purchase order and a current production schedule issued by the customer. Substantially all of the Company's revenue is generated from the sale of manufactured production parts, wherein there is a single performance obligation. Transfer of control and revenue recognition for the Company’s sales of production parts generally occurs upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable customer shipping terms. Revenue is measured based on the transaction price and the quantity of parts specified in a contract with a customer. Refer to Note 24. Revenue for further detail of the Company’s accounting for its revenue from sales of production parts.

Customer contracts for software licenses are generally represented by a sales contract or purchase order
with contract durations typically ranging from one to three years. The Company recognizes revenue when         it satisfies a performance obligation by transferring control over a product or service to a customer. Revenue from software licenses and professional software services is generally recognized at a point in time upon delivery or when the services are provided. Revenue from post delivery support and maintenance for software contracts is generally recognized over time on a ratable basis over the contract term. Certain software license contracts contain multiple performance obligations, for which the Company allocates the contract’s transaction price to each performance obligation based on the estimated relative standalone selling price of each distinct performance obligation in the contract. The standalone selling prices are generally determined based on observable inputs, such as the prices of standalone sales and historical contract pricing. Under certain of these arrangements, timing may differ between revenue recognition and billing. Refer to Note 24. Revenue for further detail of the Company’s accounting for its revenue from contracts with customers, including contract balances associated with software sales.

From time to time, Aptiv enters into pricing agreements with its customers that provide for price reductions on production parts, some of which are conditional upon achieving certain joint cost saving targets, which are accounted for as variable consideration. In these instances, revenue is recognized based on the agreed-upon price at the time of shipment if available, or in the event the Company concludes that a portion of the revenue for a given part may vary from the purchase order and requires estimation, the Company records consideration at the most likely amount that the Company expects to be entitled to based on historical experience and input from customer negotiations.

•We note that you recognize revenue “based on the agreed-upon price at the time of shipment” for agreements with customers “that provide for price reductions, some of which are conditional upon achieving certain joint cost saving targets.” Clarify what you mean by this disclosure and, in doing so, explain if the agreed-upon price is final or potentially subject to further adjustment.

We respectfully advise the Staff that this disclosure regarding price reductions refers to the practice wherein, as part of the award of a new program from a customer, in certain cases Aptiv agrees to provide annual per-part price reductions (“APR”) to the customer over the life of the program. The offer of annual price reductions in conjunction with a new business award is customary in the automotive industry. Although a customer program award letter outlines several aspects of a product program, including expected annual price reductions, the award letter itself is not legally binding and does not constitute a contract.

The offer of the APR at the time of program award is not binding. The actual price reduction ultimately agreed can vary from the targets or the price reductions that were originally offered as part of the program award due to a number of factors, including changes in volumes or costs. APR’s may be negotiated based on combined cost reduction targets, and may be subject to prolonged negotiations with the customer.

Aptiv and its customers negotiate pricing on an annual basis during an active program, and accordingly, in most cases Aptiv sells its products to customers at fixed, agreed-upon prices. To the extent an APR has been agreed to with the customer for a given year, the transaction price for our performance obligation is final and not subject to further adjustment.

In certain instances, APR negotiations with the customer remain on-going even after a purchase order is received and Aptiv ships production parts to the customer. In such instances, the transaction price is not final. Aptiv accounts for these transactions pursuant to the variable consideration guidance in ASC 606-10-32-5, and estimates the variable consideration using the “the most likely amount” as defined by ASC 606-10-32-8 and, in accordance with 606-10-32-9, applies this method consistently. As described above in our response to the preceding Staff comment, Aptiv also assesses the likelihood that the estimated variable consideration will be reversed in accordance with ASC 606-10-32-11. Based on Aptiv’s historical experience with each customer, our estimates of price reductions are generally in-line with the ultimate negotiated amount.

•We note your disclosure that certain payments to customers “meet the criteria to be considered a cost to obtain a contract.” Tell us how your accounting policy complies with ASC 606-10-32-25. In doing so, clarify if you receive a distinct good or service from customers. Also explain the nature of and economic reasons for these payments, the amortization method used, and where the amortization is reflected on your statement of operations.

The Company acknowledges the Staff’s comment. It is common in the automotive supply industry for OEMs to seek to receive upfront cash payments from their suppliers in exchange for the award of long-term supply arrangements. In certain instances, Aptiv makes such one-time, upfront payments to its customers in connection with the award of new business to us, which become payable upon the award of business by the OEM. These business awards are often made multiple periods in advance of the start of production and the related receipt of customer purchase orders by Aptiv, and the customer has the right to terminate these awards at their convenience prior to the start of production. Aptiv does not receive a distinct good or service from the customer in exchange for these payments.

Aptiv applies the guidance within ASC 606-10-32-25 to this form of consideration paid to our customers. As described above, we often make these up-front payments to customers in anticipation of future purchases, and there may not yet be a contract with the customer as defined by ASC 606. Therefore, for each up-front payment made to a customer we evaluate the nature of the payment, the rights and obligations of the parties and whether the payment meets the definition of an asset in order to determine the appropriate accounting treatment for the up-front payment.

As part of its agreement to make an upfront payment to a customer, in certain arrangements Aptiv negotiates a contractual volume guarantee from the customer, which allows Aptiv to recover all or a portion of the up-front payment made in the event that the volumes ultimately purchased by the customer associated with the awarded program fall below a defined threshold. For payments that are offered and made pursuant to an agreement that includes such a guaranteed volume clause, Aptiv records the amounts paid as an asset as it has a contractual right to reimbursement from the OEM of the upfront payment. Consistent with ASC 606-10-32-27, the asset is amortized over the life of the related product program with a corresponding reduction to revenue on a basis consistent with the Company’s transfer of the contractual sales volumes to the customer in each period. As disclosed in Note 24. Revenue, the length of the typical customer program is three to five years. We assess the asset for recoverability each period.

For upfront payments made to customers that do not contain such a contractual volume guarantee, as Aptiv has no further contractual right to the funds, we record the payment as a reduction to revenue at the time of the commitment to make the payment.

Pre-production costs related to long-term supply agreements, page 72

3. We note that you incur “pre-production engineering, development and tooling costs related to products produced for its customers under long-term supply agreements.” Please confirm for us the ASC guidance you apply in accounting for such arrangements. In doing so, provide your assessment of whether such activities represent a promised good or service under ASC 606 and whether such costs fall within the scope of ASC 340-10 or ASC 340-40.

The Company acknowledges the Staff’s comment. As described in our financial statements, we enter into long-term supply arrangements with OEMs to design, manufacture, and supply parts for the OEMs to use in the production of particular vehicle platforms for their production life cycles. We often incur costs related to the engineering, design, and development of the parts that will be supplied to the OEM as part of these long-term supply arrangements. In addition, we may also incur costs to design and develop molds, dies, and other tools (collectively, “tooling”) that will be used in manufacturing the parts. These pre-production activities are often governed by standalone agreements with the OEMs, which in certain cases include contractual reimbursement to us for all or a portion of the costs incurred by Aptiv.

The Company accounts for these pre-production costs in accordance with ASC 340-10-25, consistent with FASB Revenue Recognition Implementation Issue Q&A numbers 65 and 66, both prior to, and subsequent to, the Company’s adoption of ASC 606. Consistent with the Company’s determination prior to its adoption of ASC 606, the Company concluded that these pre-production activities do not constitute its major or central operations. As such these pre-production activities do not represent promised revenue-generating goods or services within the scope of ASC 606.

The Company similarly evaluated the applicability of ASC 340-40 in connection with its adoption of ASC 606. As noted above, Aptiv’s pre-production activities were determined to be within the scope of ASC 340-10. As the scope of ASC 340-40 was specifically limited to costs that were not subject to existing U.S. GAAP (including ASC 340-10), the Company determined that its pre-production activities were not within the scope of ASC 340-40.

14. Income Taxes, page 96

4. Your disclosure on page 130 indicates that you have charged approximately $2.3 billion to costs and expenses to increase your tax valuation allowance to approximately $3 billion as of December 31, 2023. We also note that your effective tax rate reconciliation on page 96 shows an adjustment of only $1 million for the fiscal year ended December 31, 2023. Please reconcile for us the material difference between these amounts.

The noted difference arises due to the fact that Schedule II presents solely the amounts charged to the valuation allowance, while the Company’s effective tax rate reconciliation presents the effect of tax expense items net of any valuation allowance, as applicable.

The valuation allowance increased by $2,264 million primarily due to: (i) an increase in the valuation allowance of $990 million as a result of certain intercompany transactions in 2023 which had no net tax expense impact as it was offset with a reduction in deferred tax liabilities eliminated as part of the intercompany transactions; and (ii) an increase in the valuation allowance of $1,190 million, which partially offset a $1,520 million income tax credit that was granted to the Company’s Swiss subsidiary in 2023, resulting in a net benefit of $330 million, as disclosed in Note 14. Income Taxes in the Company's Form 10-K

for the year ended December 31, 2023. The portion of these amounts that impacted income tax expense was included within the Intercompany reorganizations line of our effective income tax rate reconciliation that was disclosed in Note 14. Income Taxes in the Company's Form 10-K for the year ended December 31, 2023.

14. Income Taxes, page 96

5. We note that you have material foreign income and, based on your disclosure on page 47, that your cash balance is primarily located outside of the United States. Please disclose in future filings the amount of unremitted foreign earnings and the unrecognized deferred tax liability on unremitted foreign earnings, if practicable, or a statement that such determination is not practicable. See ASC 740-30-50-2b and 2c.

The Company acknowledges the Staff’s comment, and in future filings will disclose the cumulative amount of unremitted foreign earnings for which a deferred tax liability has not been recognized because of the exceptions to comprehensive recognition of deferred taxes related to subsidiaries and joint ventures as required by ASC 740-30-50-2b. The Company will also disclose the amount of unrecognized deferred tax liability for such temporary differences if practicable, or a statement that such determination is not practicable, as required by ASC 740-30-50-2c.

24. Revenue, page 123

6. We note that you recognize revenue related to production parts, software licenses, post delivery support and maintenance and professional software services. We further note your disclosures on page 8 of the products and services of your “core product lines,” including revenue quantification of your distribution systems revenues. Please tell us your consideration of providing disaggregated revenue disclosures of such categories pursuant to ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91. To the extent you believe your current disclosures fully comply with such guidance, further clarify how your disclosures comply with the product and services disclosure requirement of ASC 280-10- 50-40. As part of your response, ensure you tell us the specific revenue categories included in the information regularly provided to your chief operating decision maker.

The Company acknowledges the Staff’s comment and after further review of the guidance in ASC 280-10-50-40, ASC 606-10-50-5 and ASC 606-10-55-89 through 55-91, confirms that, in future filings, beginning with the Form 10-Q for the quarterly period ending June 30, 2024, the Company will include an additional disclosure to present revenue disaggregated by core product line. In arriving at this conclusion, the Company reconsidered the specific revenue categories included in the information regularly provided to the chief operating decision maker (the “CODM”), which includes:

•Total Aptiv level reporting - represents the financial results and information for all operating results of the Company as a whole (i.e. consolidated results).
•Segment level reporting - consists of a disaggregation of the Total Aptiv level into our two reportable operating segments (Advanced Safety and User Experience and Signal and Power Solution), which are grouped primarily on the basis of similar product, market and operating factors consistent with how management has organized the Company for making operating decisions and assessing performance.
•Region level reporting - consists of a disaggregation of the Total Aptiv level into geographic regions
•Core Product Line / Business Unit level reporting - consists of a disaggregation into Aptiv’s core product lines / business units.

Pursuant to the guidance in ASC 606-10-50-5 and ASC 606-10-55-89 through 91, we continue to believe that presenting revenue by both segment and geographic region represents an important depiction of how our revenues and related cash flows are impacted by economic factors and we will continue to disclose such information. Furthermore, as the CODM is regularly reviewing revenue data by core product line and this data is regularly presented in the Company’s investor presentations, we will provide this additional information in future filings. Management believes that disclosing product line revenues will provide the users of its financial statements with relevant and useful information in understanding how the nature, amounts, timing and uncertainties of Aptiv’s revenue and related cash flows are impacted by economic factors. We anticipate disclosing the following product line categories in our Form 10-Q for the quarterly period ending June 30, 2024:

•Electrical Distribution Systems
•Engineered Components Group
•Active Safety
•Smart Vehicle Compute & Software
•User Experience and Other
•Other / Eliminations

We will provide this disclosure in the revenue footnote to our consolidated financial statements.

Form 8-K Furnished January 31, 2024

Exhibit 99.1, page 1

7. We note that you quantify Adjusted Operating Income, Adjusted Operating Income margin and/or Adjusted EBITDA margin on pages 1-3 without presenting a comparative GAAP measure with equal or greater prominence. We further note that your “Full year 2024 Outlook” table on page 3 includes several non-GAAP measures without presentation of a comparative GAAP measure. Please revise future filings to present GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Section 103 and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff’s comment and will revise our future filings to present the U.S. GAAP measures Net Income attributable to Aptiv and Net Income attributable to Aptiv margin, the most directly comparable U.S. GAAP measures, with equal or greater prominence when presenting the non-GAAP financial measures Adjusted Operating Income and Adjusted EBITDA, and Adjusted Operating Income margin and Adjusted EBITDA margin, respectively.

The Company further advises that it will revise its future filings to present the most directly comparable U.S. GAAP measures with equal or greater prominence when presenting non-GAAP financial guidance financial measures.

Exhibit 99.1, page 1

8. We note that your financial guidance reconciliation table on page 21 does not reconcile your non-GAAP EBITDA and Adjusted EBITDA margins to the GAAP equivalent. Please revise future filings to reconcile such measures to the GAAP equivalent pursuant to Item 10(e)(1)(i)(B) of Regulation S-K and Section 103 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

The Company acknowledges the Staff's comment and will revise the financial guidance reconciliation table in future filings to reconcile EBITDA and Adjusted EBITDA margins to Net Income attributable to Aptiv margin, the most directly comparable U.S. GAAP measure.

We appreciate the Staff’s time and attention on this matter. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me.

Sincerely,

/s/ Joseph R. Massaro

Joseph R. Massaro
Vice Chairman, Business Operations and Chief Financial Officer